Exhibit 99.1
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Warburg, Pincus Equity Partners, L.P.
466 Lexington Avenue
New York, New York  10017
Encore Acquisition Company (EAC)
December 20, 2004


                               Continuation Sheet

                                     Form 4

                        Statement of Beneficial Ownership

Explanation of Responses:

     (1) The amount shown in table I represents the beneficial ownership of the Common Stock (the "Common Stock") of Encore Acquisition Company (the "Company") by Warburg, Pincus Equity Partners, L.P. ("WPEP"), a Delaware limited partnership, including three affiliated partnerships. Warburg Pincus & Co. ("WP"), a New York general partnership, is the sole general partner of WPEP. WPEP is managed by Warburg Pincus LLC ("WP LLC"), a New York limited liability company. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), WP and WP LLC may be deemed to be the beneficial owners of the Common Stock held by WPEP, although both WP and WP LLC disclaim beneficial ownership of the Common Stock except to the extent of any pecuniary interest therein. Mr. Howard Newman, a director of the Company, is a general partner of WP and a vice chairman and member of WP LLC. As such, Mr. Newman may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the Common Stock owned by WPEP, WP and WP LLC. Mr. Newman disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.

     (2) On December 17, 2004, WPEP distributed an aggregate of 2,914,988 shares of Common Stock to its partners.

     (3) As a result of the December 17, 2004 distribution, Mr. Newman received 4,154 shares of Common Stock.